SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X          Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                  No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                  No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                  No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press Release, dated September 11, 2009, entitled “Spreadtrum Communications Schedules Annual Shareholder Meeting for October 21, 2009.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Leo Li
Name:	Leo Li
Title:	Chief Executive Officer

Date: September 14, 2009

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press Release, dated September 11, 2009, entitled “Spreadtrum Communications Schedules Annual Shareholder Meeting for October 21, 2009.”

Exhibit 99.1

Spreadtrum Communications Schedules Annual Shareholder Meeting for October 21, 2009

SHANGHAI, China, Sept. 11 — Spreadtrum Communications, Inc. (Nasdaq: SPRD) (the “Company”), one of China’s leading wireless baseband chipset providers, today announced that it will hold its 2009 Annual General Meeting of Shareholders (“AGM”) on Wednesday, October 21, 2009, at 10:00 a.m. Beijing Standard Time. The meeting will be held at Howard Johnson Hotel Zhangjiang Shanghai at Spreadtrum Center, Building No. 2, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China. Shareholders of record at the close of business on September 1, 2009 will receive copies of the meeting notice and proxy materials. The Company filed its Annual Report on Form 20-F for the year ended December 31, 2008 with the U.S. Securities Exchange Commission on June 30, 2009 and has made its Annual Report available online at http://www.spreadtrum.com. The Company will also furnish a hard copy of the Annual Report to shareholders free of charge upon request.

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that designs, develops and markets integrated solutions with baseband processors and radio frequency (RF) transceivers for the mobile wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly- integrated baseband processors with multimedia functionality and power management. Spreadtrum offers terminal manufacturers a comprehensive portfolio of highly-integrated baseband processor solutions, as well as multimedia chips, RF chips, protocol software and software application platforms. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

For more information, please contact:

Investor Contact:

Investor Relations

Tel: +86-21-5080-2727 x2268

Email: ir@spreadtrum.com